EXHIBIT 99.1

B2Gold Announces Appointment of Greg Barnes and Basie Maree to its Board of Directors

VANCOUVER, British Columbia, Oct. 29, 2024 (GLOBE NEWSWIRE) -- B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) is pleased to announce the appointment of Greg Barnes and Basie Maree to its Board of Directors (the “Board”), effective November 1, 2024. Following the appointments, the B2Gold Board will consist of ten members, nine of which are independent.

Kelvin Dushnisky, Chair of the Board of B2Gold, commented, “On behalf of the Board and executive team, I am pleased to welcome Greg Barnes and Basie Maree to the B2Gold Board. Both Greg and Basie possess a breadth of knowledge and bring deep and distinctive skill sets that will be invaluable to the Company moving forward. Greg’s extensive involvement in capital markets and Basie’s wide range of operational and project development experience on a global scale will directly benefit the Company as we continue to enhance our investor profile and execute on our business strategy.”

Greg Barnes has more than 30 years of experience in the global mining industry. Most recently, Mr. Barnes was Managing Director, Head of Mining Equity Research for TD Securities, where he was highly recognized and received numerous awards for his research coverage of the North American precious and base metal industries. Prior to joining TD Securities, he worked as a mining analyst for several Canadian independent brokerage firms. Before beginning his equity research career, Mr. Barnes spent two years with Kennecott Canada, a subsidiary of Rio Tinto, and three years with Falconbridge Ltd., where he was involved in corporate development and marketing. Prior to completing his MBA, Mr. Barnes was an exploration geologist for several years working in Northern Ontario and Newfoundland. Mr. Barnes holds a Bachelor of Science degree from Queen’s University and a MBA from York University.

Basie Maree has more than 40 years of experience in the global mining industry, ranging from Chief Operating Officer, Chief Technical Officer, Mine General Manager (underground and open pit), and other senior operating and project leadership roles. Mr. Maree has held these positions at Barrick Gold, AngloGold Ashanti, Anglo American, Coeur Mining, and Allied Gold. He has served on several company boards and is one of the founding members and director of the International Cyanide Management Institute for the United National Environmental Program (UNEP). Mr. Maree holds a National Diploma in Extractive Metallurgy from the University of Johannesburg and a Bachelor of Technology (Cum Laude) in Environmental Management from Tshwane University of Technology, as well as executive qualifications from INSEAD and Oxford University.

About B2Gold

B2Gold is a low-cost international senior gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has operating gold mines in Mali, Namibia and the Philippines, the Goose Project under construction in northern Canada and numerous development and exploration projects in various countries including Mali, Colombia and Finland.

ON BEHALF OF THE B2GOLD BOARD OF DIRECTORS

“Kelvin Dushnisky”
Chair of the Board

Source: B2Gold Corp.

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Michael McDonald
VP, Investor Relations & Corporate Development
+1 604-681-8371
investor@b2gold.com

Cherry DeGeer
Director, Corporate Communications
+1 604-681-8371
investor@b2gold.com